[Chapman and Cutler LLP Letterhead]

June 8, 2020

VIA EDGAR CORRESPONDENCE

Ken Ellington
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Mr. Ellington

This letter responds to the comments provided by you via telephone on behalf of the Securities and Exchange Commission (the “Commission”), pursuant to section 408 of the Sarbanes-Oxley Act of 2002 regarding Innovator ETFs Trust (the “Trust”). The review covered the funds with fiscal year ends of October 31, 2019 (collectively, the “Funds” and each a “Fund”). The Funds are each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meetings ascribed to them in the Funds’ Annual Reports.

Comment 1 – Fund Performance

In future financial statements, please provide a discussion for each Fund. See Item 27(b)(7) of Form N-1A.

Response to Comment 1

In accordance with the Staff’s comment, the Funds confirm that they will add the requested disclosure in future filings.

Comment 2 – Fund Performance

Please include a discussion of the impact of derivatives on each Fund’s performance, if significant. See Letter from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

Response to Comment 2

In accordance with the Staff’s comment, the Funds confirm that they will add the requested disclosure, if applicable, in future filings.

Comment 3 – Statements of Assets and Liabilities

The Staff notes that the dividends, interest and other receivables are combined in one line item on the Statements of Assets and Liabilities, and asks the Funds to please state separately the amounts receivable for dividends and interest as required by Article 6-04(5) of Regulation S-X. The Staff notes that the Funds may combine dividends and interest, but the other receivables need to be broken out separately.

Response to Comment 3

In accordance with the Staff’s comment, the Funds confirm that they will separate the other receivables in future filings.

Comment 4 – Notes to Financial Statements – Organization

The Staff notes that the Innovator IBD® ETF Leaders ETF (“LDRS”) appears to be a fund of funds, and asks the Fund to please include a description of the Fund’s structure in the Notes to Financial Statements. See ASC 946-235-50-5.

Response to Comment 4

In accordance with the Staff’s comment, the Fund confirms that it will add the requested disclosure in future filings.

Comment 5 – Notes to Financial Statements –Investment Advisor and Other Affiliates

The Staff notes that the Funds utilize a Sub-Adviser that is paid directly by the Adviser and asks the Funds to please describe the Sub-Advisory fee arrangements in the financial statements going forward. The Staff notes that such Sub-Advisory fee information is included in the prospectus and should also be included in the financial statements.

Response to Comment 5

In accordance with the Staff’s comment, the Funds confirm that they will add the requested disclosure in future filings.

Comment 6 – Notes to Financial Statements –Investment Advisor and Other Affiliates

Please update the recoupment language in Note 3 to match the language in footnote (1) to the fee table in the prospectus, which states that the “Fund may only make such repayment to the investment adviser if, after the recoupment payment has been taken into account, it does not cause the Fund’s expense ratio to exceed either the expense cap in place at the time the expenses were waived or the Fund’s current expense cap.” Please ensure the recoupment language is consistent throughout the disclosure documents.

Response to Comment 6

In accordance with the Staff’s comment, the Funds confirm that they will add the requested disclosure in future filings and that it will be consistent throughout disclosure documents.

Comment 7 – Notes to Financial Statements –Transactions with Affiliates

Please disclose the balance at the beginning of the period, gross additions, gross reductions and the balance at the close of the period based on volume, not shares, as required by Article 12-14, footnote 1(b) of Regulation S-X. Please continue to disclose the number of shares held at the close of the period.

Response to Comment 7

In accordance with the Staff’s comment, the Funds confirm that they will add the requested disclosure in future filings.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren